











#HIRING

Shayna Harris · 2nd

Investor | Food Industry Leader | Board Member | Infinitely Curious!

Greater Chicago Area · 500+ connections · Contact info

Supply Change Capital

Massachusetts Institute of Technology

Hiring a Summer Associate
Supply Change Capital · United States · 13 days ago
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We are #hiring a Summer Associate. This role is open for MIT Sloan School of...

Hiring
Summer Associate

12 · 2 comments

In a report published today, humanitarian agency Oxfam estimates that deaths from...

this VIRUS
is Killing
OUR PEOPLE
ELDERS FRIENDS CARETAKERS
IMMIGRANTS FOOD SERVERS
HOUSECLEANERS
CHILDREN RETAIL TRANSIT
NEIGHBORS

More People May Die From Hunger Than From The Coronavirus This Year, Says Ai...
forbes.com • 5 min read

17 · 3 comments

My piece
Sustainal

How The Supply C
forbes.cor

Experience



Co-Founder and Managing Partner

Supply Change Capital · Full-time

2020 – Present · 1 yr

Chicago, Illinois, United States

Supply Change Capital catalyzes the changing face of food by making early stage investments across the supply chain in technology, sustainable ingredients, and high-integrity brands with cultural appeal. www.supplychangecapital.fund



Contributing Writer

Forbes

2020 – Present · 1 yr

I cover the rapidly evolving food landscape, sustainability and supply chains. I strive to bring diverse voices and perspectives to readers from the 40 countries where I have lived, traveled, or worked across Latin America, Africa, and Asia. I bring an insider's eye to the industry, from architecting the 21st-century chocolate supply chain at Mars to building the groundl …see more



Board Member, COO, Senior Advisor to CEO

Sourcemap: the Supply Chain Transparency Company

2017 – Present · 4 yrs

Born out of the MIT Media Lab, Sourcemap provides powerful technology and intuitive software that answers the most complex questions about end-to-end supply chains for the largest companies in the world.

Board Member, Senior Advisor to CEO

Doselva S.A.

2020 – Present · 1 yr
Granada, Nicaragua

Doselva is an exporter of high quality spices that are grown in diverse, agroforesty systems.

Principal

Shayna Harris Consulting · Full-time

2020 – Present · 1 yr
Chicago, Illinois, United States

www.shaynaharrisconsulting.com

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Education



Massachusetts Institute of Technology
MBA, Food Systems, Sustainability
2009 – 2011

Boston University
B.A., Dual Degree International Relations and Political Science, Minor in Spanish
1999 – 2003

School for International Training
Social Justice and Systems Change Program, Oaxaca, Mexico
2002 – 2002

Licenses & certifications

Sustainability Certificate
MIT Sloan School of Management
Issued Jun 2011 · No Expiration Date

Volunteer experience

Business Mentor
Techstars
2020 – Present · 1 yr

Techstars Farm to Fork specializes in connecting corporations with the world's most promising startups. With partners Cargill and Ecolab, this program focuses on the future of food and agriculture. https://www.techstars.com/accelerators/farm-to-fork

Business Mentor
1871
2020 – Present · 1 yr

1871 is the premier incubator for innovators and entrepreneurs in Chicago, and I mentor up and coming leaders on early stage company formation and accelerated growth.

1871 was the year of the Great Chicago Fire. In their words, "We're not named after the Great Chicago Fire. We're inspired by what came next: a remarkable moment when engineers, architects, and inventors banded together to build a new city. Their innovations – born of passion and practical ingenuity – shaped not just Chicago, but the modern world."

Founder/Advisor
Chicago Fair Trade
2006 – Present · 15 yrs
Human Rights

Chicago Fair Trade cultivates a community dedicated to an economy that values the labor and dignity of all people. https://www.chicagofairtrade.org/

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